
December 30, 2024

Jeffrey A. Meckler
Chief Executive Officer
Indaptus Therapeutics, Inc.
3 Columbus Circle, 15th Floor
New York, NY 10019

>   **Re: Indaptus Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2024**
>   **File No. 333-284026**

Dear Jeffrey A. Meckler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary M. Emmanuel, Esq.